EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 No.’s 333-106276, 333-116602, 333-48726, 333-96623, 333-65964, 333-127299) pertaining to the SupportSoft, Inc. Amended and Restated 1998 Stock Option Plan, the SupportSoft, Inc. 2000 Omnibus Equity Incentive Plan and the SupportSoft, Inc. 2000 Employee Stock Purchase Plan of our reports dated March 12, 2007, with respect to the consolidated financial statements of SupportSoft, Inc., SupportSoft, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting of SupportSoft, Inc. included in the Annual Report (Form 10-K) for the year ended December 31, 2006.

/s/ ERNST & YOUNG LLP

San Jose, California
March 12 , 2007